UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO 240.13d-2(a) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2(a)
(Amendment No. 1)*

RADA ELECTRONIC INDUSTRIES LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.015 par value
(Title of Class of Securities)

M81863116 (CUSIP Number)

Jonathan M. Nathan, Adv.
Meitar Liquornik Geva Leshem Tal, Law Offices
16 Abba Hillel Silver Rd.
Ramat-Gan 5250608, Israel
+972-3-610-3100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
 (Page 1 of 9 Pages)

CUSIP No. M81863116	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS:
DBSI Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
32,472,357 (1)

	8	SHARED VOTING POWER:
0

	9	SOLE DISPOSITIVE POWER:
32,472,357 (1)

	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
32,472,357 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
66.4% (2)

14	TYPE OF REPORTING PERSON:
CO

(1)          Includes an aggregate of 14,719,535 ordinary shares issuable upon exercise of warrants held by the Reporting Person. Excludes up to a maximum of 13,510,638 ordinary shares potentially issuable to the Reporting Person upon conversion of a convertible loan that has been funded by the Reporting Person to the Issuer. See Item 5.

(2)      Percentage shown is based on 33,151,641 Ordinary Shares outstanding as of August 24, 2016, as set forth in the Issuer’s Registration Statement on Form S-8, filed with the SEC on August 24, 2016, increased by 1,063,830 Ordinary Shares, to reflect the issuance of additional Ordinary Shares as a result of the Reporting Person’s exercise of an equivalent number of warrants on August 29, 2016.

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CUSIP No. M81863116	13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS:
Barak Dotan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
32,472,357 (1)

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
32,472,357 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
32,472,357 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
66.4% (2)

14	TYPE OF REPORTING PERSON:
IN

(1)          Includes an aggregate of 14,719,535 ordinary shares issuable upon exercise of warrants held by DBSI Investments Ltd. (“DBSI”), with respect to which the Reporting Person shares beneficial ownership. Excludes up to a maximum of 13,510,638 ordinary shares potentially issuable to DBSI upon conversion of a convertible loan that has been funded by DBSI to the Issuer. See Item 5.

(2)      Percentage shown is based on 33,151,641 Ordinary Shares outstanding as of August 24, 2016, as set forth in the Issuer’s Registration Statement on Form S-8, filed with the SEC on August 24, 2016, increased by 1,063,830 Ordinary Shares, to reflect the issuance of additional Ordinary Shares as a result of DBSI’s exercise of an equivalent number of warrants on August 29, 2016.

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CUSIP No. M81863116	13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS:
Yossi Ben Shalom

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
32,472,357 (1)

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
32,472,357 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
32,472,357 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
66.4% (2)

14	TYPE OF REPORTING PERSON:
IN

(1)          Includes an aggregate of 14,719,535 ordinary shares issuable upon exercise of warrants held by DBSI, with respect to which the Reporting Person shares beneficial ownership. Excludes up to a maximum of 13,510,638 ordinary shares potentially issuable to DBSI upon conversion of a convertible loan that has been funded by DBSI to the Issuer. See Item 5.

(2)      Percentage shown is based on 33,151,641 Ordinary Shares outstanding as of August 24, 2016, as set forth in the Issuer’s Registration Statement on Form S-8, filed with the SEC on August 24, 2016, increased by 1,063,830 Ordinary Shares, to reflect the issuance of the additional Ordinary Shares as a result of DBSI’s exercise of an equivalent number of warrants on August 29, 2016.

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Item 1.	Security And Issuer.

This Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D filed on June 2, 2016 (the “Statement”) relates to the Ordinary Shares, NIS 0.015 par value per share (“Ordinary Shares”) of RADA Electronic Industries Ltd., an Israeli company (the “Issuer” or “RADA”).  Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement.

This Amendment is being filed by the Reporting Persons (as defined in Item 2 below) to report certain changes in DBSI’s (as defined in Item 2 below) and the other the Reporting Persons’ beneficial ownership of Ordinary Shares. Since the filing of the Statement, DBSI has sold (as detailed in Item 5(c) below) an aggregate of 332,284 of the Initial Shares that had been acquired by it at the Closing, and has furthermore (on August 29, 2016) exercised Warrants to purchase 1,063,830 First Warrant Shares. The aggregate impact of these transactions on the Reporting Persons’ beneficial ownership has been an increase, by 731,546 Ordinary Shares, in the actual number of Ordinary Shares held by them, coupled with a reduction, by 332,284, in the overall number of Ordinary Shares beneficially owned by them, representing a 1.0% reduction in beneficial ownership.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

Item 2.	Identity and Background

This Amendment is being filed by each of (1) DBSI Investments Ltd. (“DBSI” or the “Reporting Entity”), (2) Barak Dotan and (3) Yossi Ben Shalom.

Messrs. Dotan and Ben Shalom are together referred to sometimes hereafter as the “Reporting Individuals”, and, together with the Reporting Entity, the “Reporting Persons”.

The information set forth in the Statement in response to:

•	paragraphs (b)-(c) and (f) of Item 2, concerning DBSI;
•	paragraphs (a), (b), (c) and (f) of Item 2, concerning DBSI’s executive officers and directors;
•	paragraphs (a), (b), (c) and (f) of Item 2, concerning DBSI’s controlling shareholders;
•	paragraphs (b)-(c) and (f) of Item 2, concerning Mr. Barak Dotan; and
•	paragraphs (b)-(c) and (f) of Item 2, concerning Mr. Yossi Ben Shalom is in each case incorporated by reference herein in response to the disclosures required by the corresponding paragraphs of this Amendment.

(d)        Criminal Proceedings: The information set forth in the corresponding paragraph of the Statement (with respect to each of (i) DBSI, its executive officers and directors, and its controlling shareholders, (ii) Mr. Barak Dotan and (iii) Mr. Yossi Ben Shalom) is incorporated by reference herein.

(e)        Civil Proceedings: The information set forth in the corresponding paragraph of the Statement (with respect to each of (i) DBSI, its executive officers and directors, and its controlling shareholders, (ii) Mr. Barak Dotan and (iii) Mr. Yossi Ben Shalom) is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

DBSI paid $0.235 per share, or $250,000 in the aggregate, for its acquisition of the 1,063,830 First Warrant Shares that is reported in this Amendment. The source of funds for the foregoing amounts was shareholders loans to DBSI from its shareholders, as well as the internal funds of DBSI.

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Item 4.	Purpose of Transaction.

The information set forth in the corresponding paragraph of the Statement with respect to DBSI (and, indirectly, the Reporting Individuals) is incorporated by reference herein.

DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of RADA purchased by it.
Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment are made on the basis of (i) 33,151,641 Ordinary Shares outstanding as of August 24, 2016, as set forth in the Issuer’s Registration Statement on Form S-8, filed with the SEC on August 24, 2016, increased by (ii) 1,063,830 Ordinary Shares, to reflect the issuance of the First Warrant Shares as a result of DBSI’s exercise of an equivalent number of Warrants on August 29, 2016.

(a)          DBSI is the beneficial owner of 32,472,357 Ordinary Shares of the Issuer, constituting 66.4% of the issued and outstanding Ordinary Shares of the Issuer. Such number of Ordinary Shares consists of the following:

(i)	16,688,993 remaining Ordinary Shares from among the Initial Shares purchased by DBSI from the Issuer at the Closing;

(ii)	1,063,830 First Warrant Shares issued to DBSI upon exercise of Warrants on August 29, 2016;

(iii)	7,446,808 remaining First Warrant Shares issuable to DBSI upon exercise of additional outstanding Warrants; and

(iv)	7,272,727 Second Warrant Shares issuable to DBSI upon exercise of outstanding Warrants.

The foregoing number of Ordinary Shares beneficially owned by DBSI excludes up to a maximum of 13,510,638 Convertible Loan Shares potentially issuable to DBSI upon conversion of a convertible loan in an amount of $3,175,000 that was funded by DBSI to the Issuer on June 15, 2016 (as described further in Item 6 below). The conversion price per share for the convertible loan (and, accordingly, the number of shares issuable upon conversion) is variable and will equal 95% of the average closing trading price of the Ordinary Shares during the five trading days preceding conversion (subject to a maximum conversion price of $1.20 per share and a minimum conversion price of $0.235 per share). See “Right to Acquire Additional Ordinary Shares— Convertible Loan Agreement” in Item 6 below.

DBSI possesses sole power to vote, and dispose of, the foregoing Ordinary Shares.

Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the foregoing 32,472,357 Ordinary Shares of the Issuer beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares.

(b)          The Reporting Persons and the other persons identified in Item 2 possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

(c)           During the past 60 days, DBSI has effected the following transactions with respect to Ordinary Shares:

Type of Transaction and Date	Quantity of Ordinary Shares Sold/Purchased	Price Per Share	Total ($)
Sales(*):
July 28, 2016	24,316	$0.66465	$ 16,162
August 4, 2016	3,596	$0.66	$ 2,373
August 5, 2016	1,633	$0.66	$ 1,078
August 23, 2016	302,739	$0.67573	$ 204,570
Purchase(**):
29/8/2016	1,063,830	$0.235	$ 250,000
(*) Sales were made on the NASDAQ Stock Exchange.
(**) Purchase was made by way of exercising a Warrant to purchase First Warrant Shares that was issued by RADA to DBSI at the Closing.

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Except as described in this Amendment, none of the Reporting Persons has effected any transaction in the Ordinary Shares (or other securities of RADA convertible into, or exercisable for, Ordinary Shares) in the past 60 days.

(d)         Not applicable.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

The description in the Statement of the registration rights granted by the Issuer to DBSI under each of the Purchase Agreement and the Registration Rights Agreement is incorporated by reference in response to this Item 6. In addition, since the filing of the Statement, the Issuer filed a shelf registration statement on Form F-3 with the SEC on June 15, 2016, for the public resale by DBSI of up to 5,299,655 Initial Shares, which was declared effective by the SEC on June 22, 2016.

Rights to Acquire Additional Shares

Warrants

The description in the Statement of the Warrants issued by the Issuer to DBSI at the Closing is incorporated by reference in response to this Item 6. In addition, as reported in Items 1 and 5(c) above, since the filing of the Statement (on August 29, 2016), DBSI exercised Warrants to purchase 1,063,830 First Warrant Shares.

Convertible Loan Agreement

On June 15, 2016, DBSI funded the full Loan Amount ($3,175,000) to the Issuer due to the request of a special, independent committee of the Issuer’s board of directors. The description of the Convertible Loan Agreement entered into by the Issuer and DBSI, and the terms for conversion of the Loan Amount provided by DBSI pursuant thereto, as appeared in Item 6 of the Statement, is incorporated by reference in response to this Item 6.

Other than as described above in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

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Item 7.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith or incorporated by reference herein (as indicated below):

Exhibit No.	Description

1
Purchase Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.4 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on May 16, 2016 (hereafter, the “Issuer’s 2015 Form 20-F”))

2	Registration Rights Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.5 to the Issuer’s 2015 Form 20-F)

3	Convertible Loan Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.6 to the Issuer’s 2015 Form 20-F)

4	First Amendment to Convertible Loan Agreement, dated as of May 15, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.7 to the Issuer’s 2015 Form 20-F)

5	Warrant to Purchase Ordinary Shares of the Issuer, dated April 14, 2016, issued by the Issuer to DBSI (incorporated by reference to Exhibit 4.8 to the Issuer’s 2015 Form 20-F)

6	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

_____________________
*Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2016

DBSI INVESTMENTS LTD.
/s/ Barak Dotan
Barak Dotan
Director

/s/ Yossi Ben Shalom
Yossi Ben Shalom
Director

/s/ Barak Dotan
BARAK DOTAN

/s/ Yossi Ben Shalom
YOSSI BEN SHALOM

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